Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE:

October 3, 2011

Student Transportation Inc Joins Movement to Stomp Out Bullying

Employees across North America rally around ‘World Day of Bullying Prevention’ by wearing blue shirts and learning prevention, reduction techniques

WALL, NJ (October 3, 2011) – The drivers, monitors, mechanics, and staff of Student Transportation Inc (STI) might be looking a little blue today. But they are not sad. All across North America, employees are joining the Stomp Out Bullying campaign by wearing blue shirts today to promote the reduction and prevention of bullying on the school bus. October 3 is recognized as ‘Blue Shirt Day’ by Stomp Out Bullying.

Bullying can take place in the classroom, in the hallways, in the cafeteria, and many other places. However, bullying on the school bus can be just as prevalent. “Students can spend up to 90 minutes on the bus each day, whether it is during their home to school routes or traveling to extracurricular activities,” says Peter Pearson, Executive Vice President of STI. “We want our staff to be aware of the signs and to aide in the prevention of such a common problem.”

In conjunction with the occasion, STI released a new two-part instructional program on its employee distance learning system, ST University. It focuses on the telltale signs of bullying, how to work with parents and school districts to prevent it, and effective actions to manage bullying on the bus. The company will roll out the program to many of the staff, drivers, and monitors with hopes that it will create a better environment for the over 600,000 students the company transports each day.

For more information about the Stomp Out Bullying campaign, visit www.stompoutbullying.org. To see some of local efforts to support this cause and to keep up with Student Transportation Inc., you can visit www.RideSTA.com or “Like” the company on Facebook at www.facebook.com/StudentTransportation.

###

About Student Transportation Inc.

Founded in 1997, Student Transportation Inc. (STI) is North America’s third-largest provider of school bus transportation services, operating more than 7,000 vehicles. STI’s family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTA.com.

Media Inquiries:

Nick Pizzo

Director of Organizational Development

(843) 884-2720 – Office

npizzo@RideSTA.com

www.RideSTA.com